January 18, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Michael Pressman Division of Corporation Finance

Re:	Neoforma, Inc. Preliminary Proxy Materials filed on November 10, 2005, as amended File No. 0-28715

Schedule 13E-3 filed on November 10, 2005, as amended
by Global Healthcare Exchange, LLC et al
File No. 5-58839

Dear Mr. Pressman:

On behalf of Neoforma, Inc. (“Neoforma”), Global Healthcare Exchange, LLC (“GHX”), VHA Inc. (“VHA”) and University HealthSystem Consortium (“UHC,” and collectively with Neoforma, GHX and VHA, the “Filing Persons”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 12, 2006 with respect to Neoforma’s Preliminary Proxy Statement (the “Proxy Statement”) and the Filing Persons’ Schedule 13E-3 (the “Schedule 13E-3”), each initially filed on November 10, 2005. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. In addition, we have updated certain other disclosure throughout the Proxy Statement.

Reasons for the Merger, page 25

1. We reissue prior comment 14. Your response does not appear to address how the factors listed impacted the board’s fairness determination.

We have revised the disclosure on pages 30 and 32 to clarify the positive and negative factors Neoforma’s board of directors and the special committee of Neoforma’s board of directors considered in reaching their fairness determination.

2. We note your response to prior comment 15. Please expand your disclosure to explain in greater detail why liquidation value would be less than going concern value. To the extent known, quantify the liquidation value.

We have added disclosure on page 32 to explain in greater detail why liquidation value would be less than going concern value. We supplementally advise the Staff that we are not able

Michael Pressman

Securities and Exchange Commission

January 18, 2006

to precisely quantify the liquidation value of Neoforma, but have added disclosure quantifying the dollar amount of Neoforma’s total assets and clarifying that the liquidation value would be significantly less than such amount.

3. We note your statement on page 32 that the board and the special committee “adopted Merrill Lynch’s analyses and conclusions with respect to its methodologies.” Please clarify what is meant by methodologies.

We have deleted the language referenced by the Staff.

Comparable Companies Analysis, page 39

4. We note your response to prior comment 21. Please expand your disclosure to explain why the companies within the same industry group were deemed comparable to Neoforma.

We have revised the disclosure on page 39 to explain why the companies within the same industry group were deemed comparable to Neoforma.

Certain Effects of the Merger, page 45

5. We note your response to prior comment 34. Expand your disclosure to describe the effects of the transaction on each affiliate’s net book value and net earnings in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

We have added disclosure on page 50 to describe the effects of the transaction on each affiliate’s interest in net book value and net earnings in terms of dollar amounts and percentages.

* * *

Please contact me at (415) 875-2455 should you have any questions or comments.

Sincerely,

/s/ David K. Michaels

David K. Michaels

cc:	Robert J. Zollars (Neoforma, Inc.)

Mike Mahoney (Global Healthcare Exchange, LLC)

Stuart B. Baker, M.D. (VHA Inc.)

Robert Baker (University HealthSystem Consortium)